Exhibit 99.1

December 13, 2015

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding the Company’s Shares and Other Securities Registration

Regulations 31(e), 31(a) and 31(b1) of the Securities Regulations (Immediate and Periodic Reports) 1970

The current registration of the Company’s shares and other securities is as follows:

Name, Type and Series of the Security	Registration Number	Current Outstanding Amount (all amounts are par value in NIS)
Ordinary Shares	126011	179,491,613
Series A Debentures	1260165	109,304,978
Series B Debentures	1260272	112,693,638
Series C Debentures	1260306	638,649,635
Series D Debentures	1260397	2,069,047,691
Series E Debentures	1260421	555,568,745
Series F Debentures	1260405	569,518,665
Series I Debentures	1260462	863,359,519
Series J Debentures	1260488	712,758,134
Series K Debentures	1260546	2,653,181,160
Series L Debentures	1260603	2,957,801,000
Unregistered Options	1260579	1,937,190	[1]
RSUs	1260587	119,146	[2]
PSUs	1260595	492,696	[3]

[1]	Change due to the issuance of 159,554 unregistered options.
[2]	Change due to the issuance of 11,854 RSUs.
[3]	Change due to the issuance of 38,836 PSUs.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.